                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-51885
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 10, 1998)

                                  $150,000,000

                               Unisys Corporation

                          7 1/4% Senior Notes due 2005

                                 ------------

   The notes have a fixed annual interest rate of 7 1/4%, which we will pay every six months on January 15 and July 15, commencing July 15, 2002. The notes will mature on January 15, 2005. The notes will be our senior unsecured obligations, and will rank equally with all of our existing and future senior indebtedness and senior to any future subordinated indebtedness. The notes cannot be redeemed prior to maturity.

   This investment involves risks. See "Risk Factors" beginning on page S-2 of this prospectus supplement and on page 3 of the accompanying prospectus.

   Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                                 ------------

                                                  Per Senior Note    Total
                                                  --------------- ------------
Public offering price............................     97.981%     $146,971,500
Underwriting discount............................      0.148%     $    222,000
Proceeds, before estimated expenses, to Unisys
 Corporation.....................................     97.833%     $146,749,500

                                 ------------

   Salomon Smith Barney expects to deliver the notes to purchasers on December 19, 2001.

                                 ------------


Salomon Smith Barney                              Banc of America Securities LLC
Sole Book-Running Manager

BNY Capital Markets, Inc.
     Deutsche Banc Alex. Brown
                 Fleet Securities, Inc.
                          HSBC
                                   PNC Capital Markets, Inc.
                                          The Royal Bank of Scotland
                                                            Wachovia Securities

          The date of this prospectus supplement is December 14, 2001.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from expectations. The following documents describe these assumptions, risks, uncertainties, and other factors. You should read and interpret any forward-looking statements together with these documents:

  . the risk factors contained in this prospectus supplement and the accompanying prospectus under the caption "Risk Factors";

  . our most recent annual report on Form 10-K under the heading
    "Management's Discussion and Analysis of Financial Condition and Results of Operations";

  . our quarterly reports on Form 10-Q; and

  . our other SEC filings.

   Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

                                     UNISYS

   We are a worldwide information services and technology company that provides services, systems and solutions to help customers apply information technology to seize the opportunities and overcome the challenges of the Internet economy. We have two business segments--services and technology.

   In the services segment, we integrate and deliver the solutions, services and network infrastructure required by business and government to transform their organizations for the Internet economy. We offer a portfolio of solutions targeted at key vertical industries: financial services, communications, transportation, commercial, and public sector. Offerings in the services segment include vertical industry and custom solutions, systems integration, outsourcing, network services and multi-vendor information systems management and support.

   In the technology segment, we develop servers and related products which operate in high-volume, mission-critical environments. Major offerings include enterprise-class servers such as the ClearPath enterprise server, which integrates proprietary and "open" platforms; Windows 2000 servers with enterprise-class attributes, such as the ES7000 server line based on the Cellular MultiProcessing architecture; system middleware to power high-end servers; storage products; payment systems; and specialized technologies.

   We market our products and services primarily through a direct sales force. In certain foreign countries, we market primarily through distributors. We manufacture a significant portion of our product lines. Some products, including certain commodity and small servers, peripheral products, and software products, are manufactured for us to our design or specifications by other business equipment manufacturers or software suppliers.

   No single customer accounts for more than 10% of our revenue. Sales of commercial products to various agencies of the U.S. government represented 10% of total consolidated revenue in 2000.

   Our principal executive offices are located at Unisys Way, Blue Bell, Pennsylvania 19424. Our telephone number is (215) 986-4011.

                                  RISK FACTORS

   In addition to the other information contained and incorporated in this prospectus supplement and the accompanying prospectus, you should consider carefully the following factors before deciding to purchase the notes. Our business is also affected by changes in general economic and business conditions, acts of war, terrorism and natural disasters.

We face aggressive competition and rapid technological change in the information services and technology marketplace.

   We operate in an industry characterized by aggressive competition, rapid technological change, evolving technology standards and short product life cycles. Our competitors include computer hardware manufacturers, software providers and information services companies, some of which may have greater financial and other resources than we have. We compete primarily on the basis of service, product performance, technological innovation and price. Our future operating results will depend on:

  . our ability to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis;

  . our ability to succeed in the high-end information technology services segment;

  . our ability to effectively manage the shift in our technology business into higher growth, lower margin, standards-based server products;

  . our ability to mitigate the effects of competitive pressures and volatility in the information services and technology market on revenues, pricing and margins;

  . our ability to attract and retain highly skilled personnel; and

  . market demand for and acceptance of our services and product offerings.

Our future results will depend on our ability to profitably perform our contracts.

   A number of our contracts are long-term contracts for network services, outsourcing, help desk and similar services, for which volumes are not guaranteed. Our future results will depend upon our ability to meet performance levels over the terms of these contracts.

   Some of our systems integration contracts are fixed-price contracts under which we assume the risk for the delivery of the contracted services and products at an agreed-upon fixed price. At times we have experienced problems in performing some of these fixed-price contracts on a profitable basis and have provided periodically for adjustments to the cost to complete them. Our future results will depend on our ability to profitably perform these services contracts and bid and obtain new contracts.

   We frequently enter into contracts with governmental entities. Risks and uncertainties associated with these government contracts include the availability of appropriated funds and contractual provisions that allow governmental entities to terminate agreements in their discretion before the end of their terms.

Our future results will depend in part on the performance and capabilities of third parties.

   We have commercial relationships with suppliers, channel partners and other parties that have complementary products, services, or skills. Our future results will depend in part on:

  . the performance and capabilities of these third parties;

  . the ability of external suppliers to deliver components at reasonable prices and in a timely manner; and

  . the financial condition of, and our relationship with, distributors and other indirect channel partners.

We are subject to the risks of doing business internationally.

   We derive approximately 57% of our total revenue from international operations. We do not have a material concentration of revenues in any particular country outside the United States. Due to our foreign operations, we are exposed to the effects of foreign exchange rate fluctuations.

   We use foreign exchange forward contracts and options to reduce this exposure. We use these contracts and options for the sole purpose of hedging transactional exposures and do not hold or issue financial instruments for speculative trading purposes. In addition to fluctuations in foreign currency exchange rates, many other factors beyond our control could affect our international business. These include instability of foreign economies, U.S. and foreign government laws and policies affecting trade and investment, and governmental changes.

Holders of notes will be taxed on original issue discount.

   The notes will be issued at a discount from their principal amount. Consequently, holders of the notes generally will be required to include amounts in gross income for United States federal income tax purposes in advance of receipt of the cash payments to which this income is attributable. See "Certain United States Federal Income Tax Consequences" for a more detailed discussion of the United States federal income tax consequences to holders of the purchase, ownership and disposition of the notes.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the issuance and sale of the notes, after reduction for the discount to purchasers of the notes, and after deducting the underwriters' discounts and commissions, and approximately $150,000 in expenses relating to the offering, will be approximately $146.6 million. We plan to use these proceeds for general corporate purposes.

                              RECENT DEVELOPMENTS

   In our quarterly report on Form 10-Q for the third quarter of 2001, we disclosed our plans to take a charge in the fourth quarter to cover a workforce reduction and other actions. We currently expect this pre-tax charge to be approximately $225 million to $250 million, primarily for a worldwide workforce reduction of about 3,000 positions plus a U.S. early retirement incentive accepted by 750 employees.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001 on an actual basis and as adjusted to give effect to the sale of the notes.

                                                            September 30, 2001
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                               (dollars in
                                                                millions)
Cash and cash equivalents (a)............................. $  219.7   $  366.3
                                                           ========   ========
Short-term debt........................................... $  282.7   $  282.7
                                                           --------   --------
Long-term debt:
  7 1/4% senior notes due 2005............................ $     --   $  150.0
  7 7/8% senior notes due 2008............................    200.0      200.0
  8 1/8% senior notes due 2006............................    400.0      400.0
  11 3/4% senior notes due 2004 (b).......................     14.9       14.9
  Other, net of unamortized discounts (c).................     (3.0)      (6.0)
                                                           --------   --------
                                                           $  611.9   $  758.9
                                                           --------   --------
Stockholders' equity:
  Common stock............................................ $    3.2   $    3.2
  Accumulated deficit.....................................   (727.1)    (727.1)
  Other capital...........................................  3,700.3    3,700.3
  Accumulated other comprehensive loss....................   (710.0)    (710.0)
                                                           --------   --------
    Total stockholders' equity............................ $2,266.4   $2,266.4
                                                           --------   --------
      Total capitalization................................ $3,161.0   $3,308.0
                                                           ========   ========

--------
(a) The number in the "As Adjusted" column gives effect to the approximately $146.6 million of net proceeds we expect to receive from the sale of the notes, after payment of the underwriting discount and approximately $150,000 of expenses in connection with the offering.
(b) The 11 3/4% senior notes were redeemed on October 15, 2001.
(c) The number in the "As Adjusted" column gives effect to the discount of $3.0 million to purchasers of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

               Year Ended December 31,
     --------------------------------------------------------------
                                                                             Nine Months Ended
                                                                               September 30,
     1996        1997           1998           1999           2000                 2001
     ----        ----           ----           ----           ----           -----------------
     1.24        (a)            3.63           5.27           3.56                 2.75

   For purposes of this ratio, earnings consist of income (loss) before income taxes, minus undistributed earnings of associated companies, plus amortization of capitalized interest and fixed charges, less interest capitalized during the period. Fixed charges consist of interest on all indebtedness, interest capitalized during the period, amortization of debt issuance expense and the portion of rental expense representative of interest.
--------
(a) Earnings for the year ended December 31, 1997 were inadequate to cover fixed charges by approximately $742.2 million.

                              DESCRIPTION OF NOTES

General

   The following description of the notes we are offering supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus. We refer you to that description.

   We will issue the notes under an indenture dated as of May 1, 2001 between us and HSBC Bank USA, as trustee. The trustee has normal banking relationships with us and participates as a lender in our revolving credit facility. An affiliate of the trustee is also an underwriter for this offering.

   We do not currently intend to list the notes on any securities exchange or to seek approval for quotation through any automated quotation system. We cannot assure you that an active public market for the notes will develop. The absence of an active public trading market could have an adverse effect on the liquidity and value of the notes.

Principal, Maturity and Interest

   The aggregate principal amount of the notes is $150.0 million. Each note will mature on January 15, 2005 and will bear interest at the rate per annum shown on the cover page of this prospectus supplement. Interest on the notes will accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for. We will pay interest on the notes semi-annually on January 15 and July 15 of each year, commencing July 15, 2002, to holders of record at the close of business on the immediately preceding January 1 and July 1, respectively.

   Interest on the notes will be paid by check mailed to the persons in whose names the notes are registered at the close of business on the applicable record date or, at our option, by wire transfer to accounts maintained by such persons with a bank located in the United States. The principal of the notes will be paid upon surrender of the notes at the corporate trust office of the trustee. For so long as the notes are represented by global notes, we will make payments of interest by wire transfer to The Depository Trust Company ("DTC") or its nominee, as the case may be, which will distribute payments to beneficial holders in accordance with its customary procedures. See "--Book-Entry, Delivery and Form."

   The notes may not be redeemed prior to maturity and are not entitled to any sinking fund. The provisions of the indenture described in the accompanying prospectus under "Description of the Debt Securities--Defeasance" will apply to the notes.

Ranking

   The notes will be senior unsecured obligations, ranking equally with all of our existing and future senior indebtedness and senior to any future subordinated indebtedness.

Book-Entry, Delivery and Form

   The notes will be issued in the form of one or more global notes deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC.

   DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, banks and trust companies, clearing corporations, and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants.

   We expect that under procedures established by DTC: (1) upon deposit of the global note, DTC will credit the accounts of Participants with portions of the principal amount of the global note; and (2) ownership of the notes evidenced by the global note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes evidenced by the global note will be limited to that extent.

   The holder of the global note will be considered the sole holder under the indenture of any notes evidenced by the global note. Beneficial owners of notes evidenced by the global note will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising, or reviewing any records of DTC relating to the notes.

   Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of the holder of the global note on the applicable record date will be payable by the trustee to or at the direction of the holder of the global note in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names notes, including the global note, are registered as the owners thereof for the purpose of receiving payments. Consequently, neither we nor the trustee have or will have any responsibility or liability for the payment of these amounts to beneficial owners of notes. We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants and Indirect Participants with payments, in amounts proportional to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants and Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or Indirect Participants.

   Certificated Securities. A person having a beneficial interest in the global note may exchange the beneficial interest for notes in the form of registered definitive certificates only under limited circumstances described in the accompanying prospectus. Upon any such exchange, the trustee is required to register the certificated securities in the name of, and cause the same to be delivered to, that person or persons (or the nominee of any thereof). In addition, if: (1) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days, or if at any time DTC ceases to be a "clearing agency" registered under the Exchange Act, or (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in the form of certificated securities under the indenture, then upon surrender by the holder of the global note of its global note, notes in such form will be issued to each person that the holder of the global note and DTC identify as being the beneficial owner of the related notes. Neither we nor the trustee will be liable for any delay by the holder of the global note or DTC in identifying the beneficial owners of notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the global note or DTC for all purposes.

Same-Day Settlement and Payment

   Settlement for the notes will be made by the underwriters in immediately available funds. We will make all payments of principal and interest in immediately available funds.

   Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes will trade in the Same-Day Funds Settlement System maintained by DTC until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                         CERTAIN UNITED STATES FEDERAL
                            INCOME TAX CONSEQUENCES

   The following summary describes the material United States federal income tax consequences of the ownership of notes at their issue price as of the date hereof. Except where noted, it deals only with notes held as capital assets by purchasers purchasing the notes pursuant to this offering and does not deal with special situations. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the tax laws, including if you are one of the following:

  .  a dealer in securities or currencies;

  .  a financial institution;

  .  a tax-exempt entity;

  .  an insurance company;

  . a person holding notes as a part of a hedging, integrated, conversion, or constructive sale transaction or a straddle;

  .  a regulated investment company;

  .  a real estate investment trust;

  . a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

  .  a person liable for alternative minimum tax; or

  .  a holder of notes whose "functional currency" is not the U.S. dollar.

   If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

   The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

   As used herein, a "U.S. Holder" of a note means a holder that is:

  .  a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  . a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

   A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

Consequences to U.S. Holders

   The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of notes.

 Payments of Interest

   Except as set forth below, stated interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

 Original Issue Discount

   The notes will be issued with original issue discount ("OID") in an amount equal to the difference between their stated redemption price at maturity (the sum of all payments to be made on the note other than stated interest) and their "issue price." You should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that OID. However, you generally will not be required to include separately in income the cash payments that are attributable to OID.

   The "issue price" of each note will be the first price at which a substantial amount of the notes is sold (other than to an underwriter, placement agent or wholesaler).

   The amount of OID you must include in income is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion of the taxable year in which you held that note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

  . the note's adjusted issue price at the beginning of such accrual period times its yield to maturity determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

  .  the aggregate of all stated interest allocable to the accrual period.

   OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The "adjusted issue price" of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on the note (other than stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders.

   You may elect to treat all interest on any note as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the note, and you may not revoke the election without the consent of the Internal Revenue Service. You should consult with your own tax advisors about this election.


 Sale, Exchange and Retirement of Notes

   Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued interest, which will be treated as a payment of interest) and your adjusted tax basis of the note. In general, your tax basis in a note will be equal to your cost of the note increased by accrued OID and reduced by any cash payments on the notes other than stated interest. Such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

 Information Reporting and Backup Withholding

   In general, information reporting requirements will apply to certain payments of principal and interest paid on the notes and to the proceeds of sale of a note made to you, unless you are an exempt recipient, like a corporation. A backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full dividend or interest income.

Consequences to Non-U.S. Holders

   The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of notes. A "Non-U.S. Holder" is any beneficial holder of a note that is not a U.S. Holder, as defined above. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not deal with Non-U.S. Holders that are subject to special treatment under the U.S. federal income tax laws including if you are acontrolled foreign corporation, passive foreign investment company, foreign personal holding company, a corporation that accumulates earnings to avoid U.S. federal income tax, or, in certain circumstances, a United States expatriate.

 U.S. Federal Withholding Tax

   The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (which for purposes of this discussion includes OID) on a note provided that:

  . you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury Regulations;

  . you are not a controlled foreign corporation that is related to us through stock ownership;

  . you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

  . either (1) you provide your name and address on an IRS Form W-8BEN, and certify, under penalty of perjury, that you are not a United States person or (2) you hold your notes through certain foreign intermediaries and you satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

   If you cannot satisfy the requirements described above, payments of interest (including OID) made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) W-8ECI (or successor form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

   The 30% U.S. federal withholding tax will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

 U.S. Federal Estate Tax

   Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury Regulations) and (2) interest on that note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

 U.S. Federal Income Tax

   If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to U.S. federal income tax on that interest and OID on a net income basis in generally the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your effectively connected earnings and profits for the taxable year, subject to adjustments.

   Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

  . the gain is effectively connected with the conduct of a trade or business in the United States by you, or

  . you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

 Information Reporting and Backup Withholding

   In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

   In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the Underwriting Agreement Basic Provisions dated July, 1996 and the related Terms Agreement dated December 14, 2001 (collectively, the "Underwriting Agreement") among us and the underwriters, each of the underwriters named below (the "Underwriters") has severally agreed to purchase from us the principal amount of notes set forth opposite its name below.

                                                                    Principal
                                                                    Amount of
Underwriters                                                          Notes
------------                                                       ------------
Salomon Smith Barney Inc.......................................... $ 75,000,000
Banc of America Securities LLC....................................   22,500,000
BNY Capital Markets, Inc..........................................    7,500,000
Deutsche Banc Alex. Brown Inc. ...................................    7,500,000
First Union Securities, Inc.......................................    7,500,000
Fleet Securities, Inc. ...........................................    7,500,000
HSBC Securities (USA) Inc. .......................................    7,500,000
PNC Capital Markets, Inc. ........................................    7,500,000
The Royal Bank of Scotland plc....................................    7,500,000
                                                                   ------------
  Total........................................................... $150,000,000
                                                                   ============

   The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The Underwriters are obligated to purchase and accept delivery of all of the notes if they purchase any of the notes.

   The Underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of 0.50% per note. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of 0.25% per note on sales to other dealers. After the offering of the notes, the public offering price, concessions and other selling terms may be changed by the Underwriters. The notes are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

   We have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933 or to contribute to payments that the Underwriters may be required to make in respect thereof.

   In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the notes for their own account by selling more notes than have been sold to them by us. The Underwriters may elect to cover any such short position by purchasing notes in the open market. In addition, the Underwriters may stabilize or maintain the price of the notes by bidding for or purchasing notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the notes to the extent that it discourages resales thereof.

   From time to time, some of the Underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation. Each of the Underwriters, or their affiliates, is a lender in our revolving credit facility. Affiliates of Salomon Smith Barney Inc. and Banc of America Securities LLC were also co-arrangers of the revolving credit facility. An affiliate of HSBC Securities (USA) Inc. is the trustee for the notes.

PROSPECTUS
                                  $700,000,000

                               Unisys Corporation

                                   Securities

                                _______________

     Unisys Corporation (the "Company") may offer from time to time, together or separately, (1) its unsecured debt securities (the "Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"); (2) shares of its Common Stock, par value $.01 per share ("Common Stock"); (3) shares of its Preferred Stock, par value $1 per share ("Preferred Stock") and (4) warrants or similar rights ("Warrants") to purchase Debt Securities, Common Stock or Preferred Stock (the Debt Securities, the Common Stock, the Preferred Stock and the Warrants are collectively referred to as the "Securities"), in amounts, at prices and on terms to be determined at the time of offering. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $700,000,000 aggregate offering price (or its equivalent, if Debt Securities are issued with principal amounts denominated in one or more foreign currencies or foreign currency units). A Prospectus Supplement (the "Prospectus Supplement") will describe the specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), including, where applicable (1) in the case of Debt Securities, the specific designation (including whether senior or subordinated and whether convertible), aggregate principal amount, currency or currency unit for which the Debt Securities may be purchased or in which the principal and any premium or interest is payable, maturity, premium, if any, rate and times of payment of any interest, any terms for optional or mandatory redemption, the terms for any conversion into Common Stock, the initial public offering price and other special terms; (2) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, voting and other rights, any terms for conversion into Common Stock, the initial public offering price and other special terms and (3) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon exercise, the purchase price and, where applicable, the duration and detachability thereof.

                                _______________

  See "Risk Factors" commencing on page 3 for a discussion of certain factors which prospective purchasers of the Securities should consider.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                                _______________

     The Securities will be sold either through underwriters, dealers or agents, or directly by the Company. The accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

     The aggregate proceeds to the Company from all Securities will be the purchase price of Securities sold less the aggregate of agents' commissions and underwriters' discounts and other expenses of issuance and distribution. See "Plan of Distribution."

June 10, 1998

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at and obtained from the Commission in the manner set forth below. For further information, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Such reports, proxy statements and other information, as well as the Registration Statement, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005. The Commission maintains a Web site, which contains reports, proxy and information statements and other information regarding registrants that, like the Company, file electronically with the Commission, at the following address: http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission pursuant to the Exchange Act and are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

        2. The Company's Current Reports on Form 8-K dated January 15, 1998 and January 27, 1998.

        3. The description of the Company's Common Stock contained in the registration statement of Burroughs Corporation ("Burroughs"), the predecessor to the Company, on Form 8-B dated May 22, 1984 (as amended on Form 8 dated May 7, 1991), filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        4. The description of the Company's Preferred Share Purchase Rights contained in the Registration Statement of Burroughs on Form 8-A dated March 11, 1986 (as amended on Forms 8 dated, respectively, April 16, 1986, July 8, 1987 and May 7, 1991 and on Form 8-A/A dated February 26, 1996), filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on written or oral request, copies of any or all documents incorporated by reference herein (other than the exhibits thereto unless such exhibits are incorporated specifically by reference therein). Requests should be directed to Unisys Corporation, Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424, Attention: Financial Communications; Telephone (215) 986-5777.

                                  THE COMPANY

     The Company is a major supplier of information services, systems and solutions on a worldwide basis. Through its three business units, Information Services, Computer Systems and Global Customer Services, the Company provides systems and solutions designed to enhance the productivity, competitiveness and responsiveness of its clients.

     The Company was incorporated in February 1984 under the laws of Delaware and is the successor by merger to Burroughs Corporation, a Michigan corporation incorporated in 1905. In November 1986, Sperry Corporation, a Delaware corporation incorporated in 1955, was merged with and into the Company, and the Company's name was changed to Unisys Corporation.

     The principal executive offices of the Company are located at Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424. The Company's telephone number is (215) 986-4011.

                                  RISK FACTORS

     This Prospectus contains or incorporates by reference certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the Company's actual results to differ materially from expectations. These include, but are not limited to, the risk factors set forth below. Prospective investors should consider carefully, in addition to the other information contained and incorporated by reference herein, the following factors before deciding to purchase the Securities offered hereby.

Competitive Marketplace

     The Company operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards and short product life cycles. The Company's competitors include computer hardware manufacturers, software providers and information services companies, many of which have greater financial and other resources than the Company and are substantially less leveraged. The Company competes primarily on the basis of product performance, service, technological innovation and price. Future operating results will depend on the Company's ability to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis; on its ability to mitigate the effects of competitive pressures and volatility in the information technology and services market on revenues, pricing and margins; and on its ability to effectively manage the shift of its business mix away from traditional high margin product and services offerings.

High Leverage and Cash Requirements

     At December 31, 1997 and December 31, 1996, the Company had approximately $1.7 billion and $2.3 billion principal amount of debt, respectively. Total interest expense for 1997 and 1996 was $233.2 million and $249.7 million, respectively. The Company's debt-to-capital ratio was 58% at December 31, 1997 and 59% at December 31, 1996.

     The Company has outstanding $1.4 billion of Series A convertible preferred stock. Dividends paid on the Series A preferred stock in 1997 amounted to $106.3 million.

     The total cash requirements associated with the restructuring actions discussed below are expected to be approximately $180 million in 1998 and a total of $58 million in 1999 and beyond. Several factors, including foreign currency fluctuations and negotiations with third parties, could cause actual cash requirements to differ from expectations.

     During 1997, net cash used for continuing operations was $207.1 million. For the year 1996, net cash used for continuing operations was $64.6 million. In 1996, proceeds from the issuance of debt exceeded principal payments of debt by $373.3 million. During 1995, net cash used for continuing operations was $412.4 million. In 1995, discontinued operations provided cash of $658.3 million, primarily from the sale of the Company's defense systems business.

     In June 1997, the Company entered into a two-year $200 million revolving credit facility replacing the prior one-year facility. The facility includes certain financial tests that must be met as conditions to a borrowing and provides that no amounts may be outstanding under the facility for a minimum of 20 consecutive days in each quarter. The facility may not be used to refinance other debt. The amount the Company may borrow at any given time is dependent upon the amount of certain of its accounts receivable and inventory.

     The Company may require continued access to financing sources to meet its cash requirements for debt service, restructurings and operating activities. There can be no assurance that such access will always be available to the Company or that the Company would be permitted to incur additional indebtedness under its then existing set of restrictive covenants.

Net Losses and Restructurings

     The Company operates in an industry characterized by ongoing dramatic changes, including, in the case of the Company, a shift from higher margin to lower margin products and services. In order to improve its operating results, the Company has moved aggressively to realign its operations to reflect the rapidly changing market for information processing products and services. In the fourth quarter of 1997, the Company took a one-time charge of $1.1 billion against net income. The charge included $127.0 million principally related to the Company's decision to discontinue the manufacturing and assembly of personal computers and low-end servers and to dispose of a small, non-strategic technology product, the writeoff of $883.6 million in goodwill principally related to the 1986 merger of Burroughs Corporation and Sperry Corporation and $42.0 million related to the conversion, in December 1997, of $271.2 million of the Company's 8 1/4% convertible subordinated notes due 2006. After this charge, the Company reported a net loss of $853.6 million for 1997. In 1995, the Company reported a net loss of $624.6 million, which included a fourth quarter pretax restructuring charge of $717.6 million, primarily relating to the internal realignment of the Company into three operating units and covering work force reductions, product and program discontinuances and consolidation of office facilities and manufacturing capacity. For the year ended December 31, 1996, the Company reported net income of $49.7 million. In the fourth quarter of 1996, the Company reversed certain reserves established under the 1995 restructuring plan, due to lower-than-anticipated costs for work force reductions. This reversal was offset by charges of $84 million relating to the refocusing and discontinuance of certain products and programs. The Company recorded special pretax charges of $186.2 million in 1994, $1.2 billion in 1991, $181.0 million in 1990 and $231.0 million in 1989. Principally due to these special charges, the Company had net losses of $1.4 billion in 1991, $436.7 million in 1990 and $639.3 million in 1989. No assurance can be given that the Company will not experience losses in the future.

Systems Integration Contracts

     Certain of the Company's systems integration contracts are fixed-price contracts under which the Company assumes the risk for the delivery of the contracted services at an agreed-upon fixed price. The Company has at times experienced problems in performing certain of its fixed-price contracts on a profitable basis and has provided periodically for adjustments to the cost to complete such contracts. In the fourth quarter of 1995, the Company recorded a pretax charge for contract losses of $129.0 million, primarily relating to a few large multi-year, fixed-price systems integration contracts. In the first quarter of 1997, the Company recorded charges of approximately $25 million for additional estimated contract costs identified during the quarter. There can be no assurance that the Company will not experience such contract performance problems in the future, which problems could affect the Company's results of operations.

Importance of International Operations

     Revenue from international operations accounted for approximately 60% of the Company's total revenue in each of the last three years. There is no material concentration of revenues in any particular country. Due to its foreign operations, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar.

     The Company uses foreign exchange forward contracts and options, generally having maturities of less than nine months, to reduce such exposure. Such contracts and options are entered into for the sole purpose of hedging certain transactional exposures. The Company does not hold or issue financial instruments for speculative trading purposes. In addition to fluctuations in foreign currency exchange rates, the Company's international business could be affected by many factors beyond its control, such as instability of foreign economies, U.S. and foreign government laws and policies affecting trade and investment, and governmental changes. Although the Company has not experienced any significant problems in foreign countries arising from such factors, there can be no assurance that such problems will not arise in the future.

No Dividends on Common Stock; Dividend Limitations

     The Company has not declared or paid any cash dividends on its Common Stock since 1990 and does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. Certain of the Company's debt instruments and credit facilities contain financial covenants which limit the payment of dividends on the Company's capital stock.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable Prospectus Supplement, the Company will use the net proceeds from the sale of the Offered Securities for general corporate purposes and to reduce or refinance indebtedness.

                               RATIOS OF EARNINGS

     The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for each of the years in the five-year period ended December 31, 1997.

     The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred dividend requirements. Earnings consist of income
(loss) from continuing operations before income taxes, extraordinary items and changes in accounting principles minus undistributed earnings of associated companies plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance expenses and the portion of rental expense representative of interest.

Ratio of Earnings to Fixed Charges



                                   Year Ended December 31
--------------------------------------------------------------------------------------------

             1997                    1996          1995          1994             1993
             ----                    ----          ----          ----             ----
              *                      1.28           *            1.11             2.21

__________
     * Earnings for the years ended December 31, 1997 and 1995 were inadequate to cover fixed charges by $752.9 million and $776.1 million, respectively.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends



                                  Year Ended December 31
-------------------------------------------------------------------------------------------

             1997                    1996          1995          1994            1993
             ----                    ----          ----          ----            ----
               *                      *             *             *               1.39

__________

     * Earnings for the years ended December 31, 1997, 1996, 1995 and 1994 were inadequate to cover combined fixed charges and preferred stock dividends by $923.8 million, $97.0 million, $961.2 million and $153.6 million, respectively.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following sets forth certain general terms and provisions of the Indentures under which the Debt Securities are to be issued. The particular terms of a series of Debt Securities will be set forth in the Prospectus Supplement or Prospectus Supplements relating to such Debt Securities.

     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture") between the Company and Bank of Montreal Trust Company, as Trustee (the "Senior Trustee"), or under a substantially identical indenture with a different trustee. The Subordinated Debt Securities are to be issued under an Indenture dated as of March 1, 1996 (the "Subordinated Indenture") between the Company and The Bank of New York, as Trustee (the "Subordinated Trustee"), or under a substantially identical indenture with a different trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to individually as an "Indenture" and collectively as the "Indentures". The Senior Trustee and the Subordinated Trustee are sometimes referred to individually as a "Trustee" and collectively as the "Trustees". The following are brief summaries of certain provisions of the Indentures. The summaries do not purport to be complete and are subject to the detailed provisions of the Indentures, copies of which are filed as exhibits to the Registration Statement. Capitalized terms used in this Prospectus and not otherwise defined have the meanings specified in the Indentures.

General

     The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time in series.

     The Senior Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness (as defined below in "Subordination of Debt Securities").

     The applicable Prospectus Supplement will describe the following terms of the Debt Securities offered thereby: (1) the title of such Debt Securities; (2) whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (3) any limit on the aggregate principal amount of such Debt Securities; (4) the date or dates on which such Debt Securities may be issued and are or will be payable; (5) the rate or rates per annum (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue; (6) the date or dates on which interest, if any, on such Debt Securities will be payable and the regular record date or dates therefor; (7) the place or places where the principal of, and premium, if any, and any interest on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which such Debt Securities may be redeemed at the option of the Company;
(9) the obligation, if any, of the Company to redeem, to repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, upon the happening of a specified event or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased pursuant to any such obligations; (10) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Notes (as defined under "Denominations, Registration and Transfer") and, if so, the identity of the depositary, if any, for such Global Note or Notes; (11) if other than dollars, the foreign currency or currencies (including currency units) in which the principal of, and premium, if any, and any interest on such Debt Securities shall or may be paid and, if applicable, whether at the election of the Company and/or the holder, and the conditions and manner of determining the exchange rate or rates; (12) any index used to determine the amount of payment of principal of, and premium, if any, and any interest on such Debt Securities;
(13) whether such Debt Securities are convertible into shares of Common Stock and the terms and conditions upon which any conversion will be effected, including the conversion price, the conversion period and other conversion provisions; (14) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to such Debt Securities and (15) any other detailed terms and provisions of such Debt Securities which are not inconsistent with the Indentures.

     Debt Securities may be issued at or above par or with an original issue discount. The applicable Prospectus Supplement will describe Federal income tax consequences and other special considerations applicable to any Debt Securities issued with original issue discount or above par.

     If the purchase price of any of the Debt Securities is denominated in one or more foreign currencies or currency units, or if the principal of or any premium or interest on any series of Debt Securities is payable in one or more foreign currencies or currency units, the applicable Prospectus Supplement will describe the restrictions, elections, Federal income tax considerations, specific terms and other information with respect to such series and such foreign currency or currency units.

Denominations, Registration and Transfer

     Debt Securities will be issued as registered securities either in certificated form or in the form of one or more global securities (each a "Global Note"). Debt Securities which are book-entry securities ("Book-Entry Notes") will be issued as registered Global Notes. Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, the Debt Securities will be issued in denominations of $1,000 or any integral multiple thereof. One or more Global Notes will be issued in denominations or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Note or Notes.

     Debt Securities of any series (other than a Book-Entry Note) may be exchanged for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Whenever any such Debt Securities are surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Debt Securities which the holder making the exchange is entitled to receive.

     Debt Securities (other than Book-Entry Notes) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee under each Indenture as Security Registrar for the applicable Debt Securities.

     For a discussion of restrictions on the exchange, registration and transfer of Global Notes, see "Global Notes".

Payment and Paying Agents

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and premium, if any, and any interest on Debt Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (1) by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register or (2) by wire transfer to an account maintained by the person entitled thereto. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest.

     Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee under the applicable Indenture will act as the Company's sole Paying Agent through its principal office. Any other Paying Agents in the United States initially designated by the Company for the offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series.

     All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal of, and premium, if any, and any interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

Global Notes

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with, or on behalf of, a depositary (a "Depositary") identified in the Prospectus Supplement relating to such series.

     The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

 Book-Entry Notes

     Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Note to be deposited with or on behalf of a Depositary will be represented by a Global Note registered in the name of such depositary or its nominee. Upon the issuance of a Global Note, the Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities, or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Note. Ownership of beneficial interests in Global Notes by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Note for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payment of principal of, and premium, if any, and any interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such Debt Securities. None of the Company, any Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for Debt Securities of a series or its nominee, upon receipt of any payment of principal, premium or interest in respect of a Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such depositary or nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     Unless and until it is exchanged in whole for Debt Securities in certificated form, a Global Note may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If a Depositary for Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities in certificated form in exchange for the Global Note or Notes representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities in registered form represented by one or more Global Notes and, in such event, will issue Debt Securities in certificated form in exchange for the Global Note or Notes representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Note representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Note, receive Debt Securities of such series in certificated form. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in certificated form of Debt Securities of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

Certain Covenants Applicable to Senior Debt Securities

     Unless otherwise indicated in the applicable Prospectus Supplement with respect to Senior Debt Securities of a series, Senior Debt Securities will have the benefit of the following covenants contained in the Senior Indenture. Unless otherwise indicated in the applicable Prospectus Supplement with respect to Subordinated Debt Securities of a series, the Subordinated Debt Securities will not have the benefit of such covenants.

 Limitation Upon Mortgages and Liens

     Neither the Company nor a Subsidiary will create or assume, except in favor of the Company or a Wholly-Owned Subsidiary, any mortgage, pledge, lien or encumbrance upon any Principal Manufacturing Property or any stock or indebtedness of any Subsidiary without equally and ratably securing the outstanding Senior Debt Securities. For the purpose of providing such equal and ratable security, the principal amount of outstanding Senior Debt Securities issued with original issue discount shall be such portion of the principal amount as may be specified in the terms of that series. This limitation will not apply to certain permitted encumbrances as described in the Senior Indenture, including (1) purchase money mortgages entered into within specified time limits; (2) liens existing on acquired property; (3) certain tax, materialmen's, mechanics' and judgment liens, certain liens arising by operation of law and certain other similar liens; (4) liens in connection with certain government contracts; (5) certain mortgages, pledges, liens or encumbrances in favor of any state or local government or governmental agency in connection with certain tax-exempt financings; (6) pledges of customers' accounts or paper and
(7) mortgages, pledges, liens and encumbrances not otherwise permitted if the sum of the indebtedness thereby secured plus the aggregate sales price of property involved in certain sale and leaseback transactions does not exceed the greater of $250,000,000 or 5% of Consolidated Stockholders' Equity.

  Limitation Upon Sale and Leaseback Transactions

     The Company and any Subsidiary will be prohibited from selling any Principal Manufacturing Property owned on the date of the Senior Indenture with the intention of taking back a lease thereof, other than a temporary lease (a lease of not more than 36 months) with the intent that the use of the property by the Company or such Subsidiary will be discontinued before the expiration of such period, unless (1) the sum of the sale price of property involved in sale and leaseback transactions not otherwise permitted plus all indebtedness secured by certain mortgages, pledges, liens and encumbrances does not exceed the greater of $250,000,000 or 5% of Consolidated Stockholders' Equity or (2) the greater of the net proceeds of such sale or the fair market value of such Principal Manufacturing Property (which may be conclusively determined by the Board of Directors of the Company) are applied within 120 days to the optional retirement of outstanding Senior Debt Securities or to the optional retirement of other Funded Debt (as defined) of the Company ranking on a parity with outstanding Senior Debt Securities.

 Certain Definitions

     Certain terms defined in the Senior Indenture and applicable to the foregoing covenants are summarized below:

     "Consolidated Stockholders' Equity" means the total stockholders' equity of the Company and its consolidated subsidiaries which, under generally accepted accounting principles, would appear on a consolidated balance sheet of the Company and its subsidiaries, excluding the separate component of stockholders' equity attributable to foreign currency translation adjustments pursuant to "Statement of Financial Accounting Standards No. 52-Foreign Currency Translation" or any successor provision or principle of generally accepted accounting principles.

     "Principal Manufacturing Property" means any manufacturing property located within the United States of America (other than its territories or possessions) owned by the Company or any Subsidiary, except for any manufacturing property that, in the opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Subsidiaries, taken as a whole.

     "Subsidiary" means any corporation of which at least a majority of the outstanding voting stock is owned by the Company or by other Subsidiaries, but will not include any such corporation (an "Affiliated Corporation") which (1) does not transact any substantial portion of its business or regularly maintain any substantial portion of its operating assets in the United States; (2) is principally engaged in financing sales or leases of merchandise, equipment or services by the Company, a Subsidiary or another Affiliated Corporation; (3) is principally engaged in holding or dealing in real estate or (4) is principally engaged in the holding of stock in, and/or the financing of operations of, Affiliated Corporations.

     "Wholly-Owned Subsidiary" means a Subsidiary of which all of the outstanding voting stock (other than directors' qualifying shares) is at the time, directly or indirectly, owned by the Company and/or by one or more Wholly-Owned Subsidiaries.

Consolidation, Merger, Sale or Lease of Assets

     Each Indenture provides that the Company, without the consent of the holders of any of the outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that
(1) the successor corporation assumes the Company's obligations under such Indenture and the Debt Securities issued thereunder; (2) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing and (3) certain other conditions are met.

Events of Default

     The following are Events of Default under the Indentures with respect to Debt Securities of any series: (1) failure to pay principal of or any premium on any Debt Security of that series when due; (2) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (3) failure to deposit any sinking fund payment in respect of any Debt Security of that series when due; (4) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (5) certain events of bankruptcy, insolvency or reorganization and (6) any other Event of Default provided with respect to Debt Securities of that series. Such other Events of Default, if any, will be described in the Prospectus Supplement relating to such Debt Securities.

     If any Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are issued with original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The Indentures provide that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

     The Company is required to furnish the Trustees annually with a statement as to the performance by the Company of certain of its obligations under the Indentures and as to any default in such performance.

Modification and Waiver

     Each Indenture provides that the Company and the Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding any additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in such Indentures or making other provisions; provided such action shall not adversely affect the interests of the holders of any series of outstanding Debt Securities in any material respect.

     Modifications of and amendments to the Indentures may be made by the Company and the Trustee with the consent of the holders of a majority (66 2/3% in the case of the Senior Indenture) in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (1) change the stated maturity of the principal of, or any installment of principal or interest on, any Debt Security; (2) reduce the principal amount of, or any premium or interest on, any Debt Security; (3) reduce the amount of principal of Debt Securities issued with original issue discount payable upon acceleration of the maturity thereof; (4) change the currency of payment of principal of, or any premium or interest on, any Debt Security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (6) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture.

     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series, except a default in the payment of the principal of or any premium or interest on any of the Debt Securities of such series or in respect of a covenant or provision of such Indenture that cannot, under the terms of such Indenture, be modified or amended without the consent of the holders of each outstanding Debt Security affected thereby.

Defeasance

     Each Indenture provides that, if such provision is made applicable to the Debt Securities of any series, the Company, at its option, will be discharged from its obligations in respect of the outstanding Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, convert Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or, in the case of Senior Debt Securities, will not be subject to certain covenants applicable to the Debt Securities of such series, in each case if the Company deposits with the Trustee, in trust, money or government obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and premium, if any, and any interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required, among other things, to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for United States income tax purposes and the holders would be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred.

Conversion Rights

     The terms on which and the prices at which Subordinated Debt Securities of a series may be convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include provisions as to whether conversion is mandatory, at the option of the holder or at the option of the Company.

Subordination Provisions

     Except as described in the applicable Prospectus Supplement, the indebtedness evidenced by the Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness (as hereinafter defined).

     No payment shall be made by the Company on account of principal of, and premium, if any, or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of the Subordinated Debt Securities if there shall have occurred and be continuing any default in the payment of principal, premium, if any, or interest on any Senior Indebtedness continuing beyond the period of grace, if any, specified in the instrument evidencing such Senior Indebtedness.

     Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, and premium, if any, and interest on the Subordinated Debt Securities is to be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness. By reason of this provision, in the event of the Company's dissolution or insolvency, holders of Senior Indebtedness may receive more, ratably, and holders of Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company.

     The foregoing subordination provisions will not prevent the occurrence of any Event of Default under the Subordinated Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, and any interest on, and any other payment due pursuant to the terms of an instrument (including, without limitation, fees, expenses, collection expenses (including attorneys' fees), interest yield amounts, post-petition interest and taxes) creating, securing or evidencing any of the following, whether outstanding on the date of the Subordinated Indenture or thereafter incurred or created:

     (1) All indebtedness of the Company for money borrowed or constituting reimbursement obligations with respect to letters of credit (including indebtedness secured by a mortgage, conditional sales contract or other lien which is (A) given to secure all or a part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (B) existing on property at the time of acquisition thereof);

     (2) All indebtedness of the Company evidenced by notes, debentures, bonds or other securities;

     (3) All indebtedness of others of the kinds described in either of the preceding clauses (1) or (2) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and

     (4) All renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding clauses (1), (2) or (3);

except (A) the Subordinated Debt Securities, (B) certain outstanding subordinated indebtedness of the Company and (C) any indebtedness, renewal, extension or refunding that, under the provisions of the instrument creating, evidencing, or assuming or guaranteeing it, is not superior in right of payment to the Subordinated Debt Securities or is subordinate by its terms in right of payment to the Subordinated Debt Securities.

     As of December 31, 1997, the Company had Senior Indebtedness (excluding accrued interest and premium, if any) of approximately $1.6 billion. The amount of Senior Indebtedness may change in the future. The Subordinated Indenture contains no limitations on the incurrence of Senior Indebtedness.

Notices

     Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they appear in the Security Register.

Governing Law

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustees

     Each Trustee, or its affiliates, has normal banking relationships with the Company. In addition, the Subordinated Trustee and Bank of Montreal, the parent of the Senior Trustee, each participates as a lender in the Company's revolving credit facility. The Senior Trustee also serves as trustee under another indenture with the Company pursuant to which unsecured senior debt securities are currently outstanding. Harris Trust Company of New York, an affiliate of the Senior Trustee, serves as the Company's transfer agent.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in (1) the Company's Certificate of Incorporation; (2) the Company's By-Laws and (3) the Rights Agreement (as defined below), all of which are exhibits to the Registration Statement.

     The Company's authorized capital stock consists of 720,000,000 shares of Common Stock, par value $.01 per share, and 40,000,000 shares of Preferred Stock, par value $1 per share.

     As of March 31, 1998, there were approximately 251.4 million shares of Common Stock outstanding, and the Company had reserved approximately 80.5 million additional shares of Common Stock for issuance pursuant to various employee benefit plans and upon the conversion of outstanding shares of Preferred Stock and other outstanding securities.

     The Board of Directors has authorized the issuance of 30.0 million shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and 1.5 million shares of Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of March 31, 1998 there were approximately 28.4 million shares of Series A Preferred Stock and no shares of Junior Preferred Stock outstanding.

     The Series A Preferred Stock ranks prior to the Common Stock and the Junior Preferred Stock as to payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company. Unless otherwise set forth in the applicable Prospectus Supplement, each series of Preferred Stock offered hereby will rank on a parity with each other such series and with the Series A Preferred Stock.

Common Stock

 General

     Subject to the rights of the holders of shares of Preferred Stock, holders of shares of Common Stock (1) are entitled to receive dividends when and as declared by the Board of Directors of the Company from funds legally available for that purpose; (2) have the exclusive right, except as otherwise may be required by law, to vote for the election of directors and for all other purposes and (3) are entitled, upon any liquidation, dissolution or winding up of the Company, to a pro rata distribution of the assets and funds of the Company available for distribution to stockholders. Each share of Common Stock is entitled to one vote on all matters on which stockholders generally are entitled to vote. Holders of shares of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock or securities convertible into shares of Common Stock. The Common Stock is traded on the New York Stock Exchange and prices are reported by the New York Stock Exchange Composite Tape under the symbol UIS. Harris Trust Company of New York is the transfer agent for the Common Stock.

 Dividend Limitations

     The Company has not declared or paid any cash dividends on the Common Stock since 1990 and does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. In addition, the Company's most restrictive outstanding debt instruments generally limit aggregate dividends paid on the Company's capital stock since June 30, 1992 (other than $185 million paid in respect of dividends in arrears) to an amount no greater than 50% of cumulative consolidated net income since July 1, 1992, plus capital contributions and proceeds of equity issuances, plus $150 million.

 Preferred Share Purchase Rights and Junior Participating Preferred Stock

     The Company has distributed to its stockholders one Preferred Share Purchase Right (the "Rights") with respect to each outstanding share of Common Stock pursuant to a Rights Agreement (the "Rights Agreement") dated as of March 7, 1986 between the Company and Harris Trust Company of New York, as Rights Agent. Each Right entitles the holder thereof, until the earlier of March 17, 2001 or the redemption of the Rights, to buy one three-hundredth of a share of the Junior Preferred Stock at an exercise price of $75. The Rights are represented by the certificates for shares of Common Stock and will not be exercisable, or transferable apart from the shares of Common Stock, until the earlier of the tenth day after the announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock (a "20% holder") or the tenth day after a person commences, or announces an intention to commence, an offer, the consummation of which would result in a person beneficially owning 30% or more of the shares of Common Stock as of such date (the earlier of such dates being called the "Distribution Date"). The Rights could then begin trading separately from the shares of Common Stock.

     In the event that the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the surviving company which, at the time of such transaction, would have a market value of two times the exercise price of the Right. Alternatively, if a 20% holder were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, each Right not owned by the 20% holder would become exercisable for the number of shares of Common Stock which, at that time, would have a market value of two times the exercise price of the Right.

     The Rights are redeemable at $.01 2/3 per Right at any time prior to the time that a person or group has acquired beneficial ownership of 20% of the shares of Common Stock. The Rights will expire on March 17, 2001 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company in accordance with their terms. At no time will the Rights have any voting rights.

     The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to the Registration Statement.

     The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Junior Preferred Stock will have a minimum preferential quarterly dividend of $15 per share, but will be entitled to a dividend of 300 times the aggregate dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Junior Preferred Stock will receive a preferred liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment per share equal to 300 times the payment made per share of Common Stock. Each share of the Junior Preferred Stock will have 300 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of the Junior Preferred Stock will be entitled to receive 300 times the amount received per share of Common Stock. The Junior Preferred Stock has customary antidilution provisions to protect the dividend, liquidation and voting rights described above.

     The purchase price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of the shares of Junior Preferred Stock; (2) as a result of the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for shares of Junior Preferred Stock or of securities convertible into shares of Junior Preferred Stock (at a price, or with a conversion price, respectively, less than the then current market price for the shares of Junior Preferred Stock) or (3) as a result of the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. The percentage of a share of Junior Preferred Stock for which a Right is exercisable and the number of Rights outstanding are also subject to adjustment in the event of dividends on the shares of Common Stock payable in shares of Common Stock or subdivisions, combinations or consolidations of the shares of Common Stock, occurring, in any case, before the Rights become exercisable or transferable apart from the shares of Common Stock.

     One Right is presently associated with each issued and outstanding share of Common Stock. The Company will issue one Right with each share of Common Stock issued prior to the Final Expiration Date unless, prior to such issuance, the Rights are redeemed or become exercisable and transferable apart from the shares of Common Stock.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms that the Board of Directors determines are not in the best interests of the Company's stockholders, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 2/3 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock.

 Anti-Takeover Provisions

     The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (1) prior to such time, either the business combination or such transaction is approved by the board of directors of the corporation; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (3) on or after such time the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock.

     The Company's Certificate of Incorporation and By-Laws contain certain anti-takeover provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of the current Board of Directors more difficult.

     The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors shall consist of not less than 10 nor more than 20 directors (subject to any rights of the holders of shares of Preferred Stock to elect additional directors), with the exact number to be fixed by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board. The Board of Directors is divided into three classes of directors, which classes are as nearly equal in number as possible. One class of directors is elected each year for a term of three years. Directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), voting as a single class. Subject to any rights of the holders of shares of Preferred Stock, vacancies in the Board of Directors and newly created directorships are filled for the unexpired term only by the vote of a majority of the remaining directors in office. Pursuant to the Certificate of Incorporation, advance notice of stockholder nominations for the election of directors must be given in the manner provided in the Company's By-Laws. The By-Laws provide that written notice of the intent of a stockholder to make a nomination at a meeting of stockholders must be delivered to the Secretary of the Company not less than 90 days prior to the date of the meeting, in the case of an annual meeting, and not more than seven days following the date of notice of the meeting, in the case of a special meeting. The notice must contain certain background information about the nominee and the number of shares of the Company's capital stock beneficially owned by the nominee. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal the provisions of the Certificate of Incorporation and the By-Laws discussed above.

     The Company's Certificate of Incorporation also provides that certain mergers, consolidations, sales or other transfers of assets of, issuances or reclassifications of securities of, or adoptions of plans of liquidation by the Company (individually, a "Business Combination") must be approved by an affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, when such action involves a person (an "Interested Stockholder") who beneficially owns more than 20% of the voting power of the then outstanding shares of Voting Stock, unless certain minimum price, form of consideration and procedural requirements (the "Fair Price Provisions") are satisfied or unless a majority of the directors not affiliated with the Interested Stockholder approve the Business Combination.
The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal such provisions of the Certificate of Incorporation.

     Under the Certificate of Incorporation and By-Laws, except as otherwise required by law and subject to the rights of the holders of shares of Preferred Stock, stockholders may not call a special meeting of stockholders. Only the Board of Directors, pursuant to a resolution adopted by a majority of the entire Board, may call a special meeting of stockholders. The General Corporation Law of the State of Delaware provides that, unless specifically prohibited by the certificate of incorporation, any action required or permitted to be taken by stockholders of a corporation may be taken without a meeting, without prior notice, and without a stockholder vote if a written consent or consents setting forth the action to be taken is signed by the holders of outstanding shares of capital stock having the requisite number of votes that would be necessary to authorize or take such action at a meeting of stockholders. The Company's Certificate of Incorporation requires that stockholder action be taken at a meeting of stockholders and prohibits stockholder action by written consent.
The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal the provisions of the Certificate of Incorporation and By-Laws discussed above.

     The purpose of certain provisions of the Certificate of Incorporation and By-Laws discussed above relating to (1) a classified Board of Directors; (2) the removal of directors and the filling of vacancies; (3) the prohibition of stockholder action by written consent and (4) supermajority voting requirements for the repeal of provisions (1) through (3) is to help assure the continuity and stability of the business strategies and policies of the Company and to discourage certain types of transactions that involve an actual or threatened change of control of the Company. They are designed to make it more difficult and time-consuming to change majority control of the Board of Directors and thus to reduce the vulnerability of the Company to an unsolicited takeover proposal that does not contemplate the acquisition of at least 80% of the voting power of all of the Voting Stock or to an unsolicited proposal for the restructuring or sale of all or part of the Company.

     Such charter and by-law provisions may make more difficult or discourage a proxy contest, or the assumption of control, by a holder of a substantial block of shares of Common Stock, or the removal of the incumbent Board of Directors, and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the Fair Price Provisions discussed above provide that certain business combinations involving the Company and a certain type of stockholder which do not meet specified criteria or are not approved by supermajority vote cannot be consummated without the approval of a majority of those directors who are not affiliated with such stockholder, such provisions could give incumbent management the power to prevent certain takeovers. The Fair Price Provisions may also discourage attempts to effect a "two-step" acquisition in which a third party purchases a controlling interest in cash and acquires the balance of the voting stock of the Company for less desirable consideration. Under the classified board and related provisions, the third party would not immediately obtain the ability to control the Board of Directors through its first-step acquisition and, under the Fair Price Provisions, having made the first-step acquisition, the third party could not acquire the balance of the Voting Stock for a lower price without a supermajority vote or the approval of a majority of such unaffiliated directors.

     These provisions of the Certificate of Incorporation and By-Laws help ensure that the Board of Directors, if confronted with an unsolicited proposal from a third party which has acquired a block of shares of Common Stock, will have sufficient time to review the proposal and appropriate alternatives for the Company's stockholders.

     Such charter and by-law provisions are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Board of Directors, who would then be in a position to negotiate a transaction which would treat all stockholders in substantially the same manner. Such provisions may have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the provisions are designed to discourage accumulations of large blocks of shares of Common Stock by purchasers whose objective is to have such shares repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of Common Stock caused by such accumulations. Accordingly, stockholders of the Company could be deprived of certain opportunities to sell their shares at a temporarily higher market price.

     The Rights could also have the effect of delaying, deferring or preventing a takeover or change in control of the Company. See "Common Stock-Preferred Share Purchase Rights and Junior Participating Preferred Stock".

Preferred Stock

     The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation and the Certificate of Designation relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

     Under the Company's Certificate of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

     The Preferred Stock offered hereby will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any conversion rights and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no pre-emptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock and the Junior Preferred Stock (the "Junior Stock") and on a parity with the Series A Preferred Stock and each other series of Preferred Stock offered hereby (the "Parity Stock").

 Dividend Rights

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

     The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

     See "Certain Provisions of Outstanding Preferred Stock" for a description of provisions of the Company's Series A Preferred Stock that could limit the Company's ability to pay dividends on the Preferred Stock offered hereby.

 Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

 Redemption

     The terms, if any, on which shares of a series of Preferred Stock may be subject to optional or mandatory redemption will be set forth in the Prospectus Supplement relating to such series.

 Conversion

     The terms, if any, on which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto.

 Voting Rights

     The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated below or in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

     Unless otherwise specified in the related Prospectus Supplement, holders of shares of a series of Preferred Stock will have the following voting rights. If, on the date used to determine stockholders of record for any meeting of stockholders of the Company at which directors are to be elected, dividends payable on any series of Preferred Stock offered hereby and any other series of Parity Stock are in arrears in an amount equal to at least six quarterly dividends, the number of directors of the Company will be increased by two and the holders of all such series of Preferred Stock, voting as a class without regard to series, will be entitled to elect such two additional directors at such meeting. The affirmative vote or consent of the holders of at least a majority of the outstanding shares of a series of Preferred Stock and any other series of Parity Stock also being affected, voting as a single class without regard to series, will be required for any amendment of the Company's Certificate of Incorporation if the amendment would have a materially adverse effect on the powers, preferences or special rights of such series. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of a series of Preferred Stock and any other series of Parity Stock, voting as a single class without regard to series, will be required to authorize, create or issue, or increase the authorized amount of, any class or series of capital stock ranking prior to such series of Preferred Stock as to dividends or upon liquidation.

Certain Provisions of Outstanding Preferred Stock

     As of March 31, 1998, there were approximately 28.4 million shares of Series A Preferred Stock outstanding. The Series A Preferred Stock accrues quarterly cumulative dividends at the annual rate of $3.75 per share and is entitled to receive $50 per share, plus accrued and unpaid dividends, upon liquidation. Each share of Series A Preferred Stock is currently convertible, at the option of the holder thereof, into 1.67 shares of Common

Stock. The Series A Preferred Stock prohibits the payment of cash dividends or other distributions on, and the purchase, redemption or other acquisition of, any shares of Junior Stock until all accrued and unpaid dividends on such Preferred Stock have been paid. When dividends are not paid in full on the Series A Preferred Stock, all dividends paid upon shares of such series and Parity Stock must be paid pro rata so that the amount of dividends paid per share on the Series A Preferred Stock and the Parity Stock bear to each other the same ratio that accrued dividends per share on such series and the Parity Stock bear to each other.

                          DESCRIPTION OF THE WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Warrants.

Debt Warrants

     The Prospectus Supplement relating to a particular issue of Warrants for the purchase of Debt Securities ("Debt Warrants") will describe the terms of such Debt Warrants, including the following: (1) the title of such Debt Warrants; (2) the offering price for such Debt Warrants, if any; (3) the aggregate number of such Debt Warrants; (4) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (5) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (6) if applicable, the date from and after which such Debt Warrants and any Debt Securities issued therewith will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (8) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (9) if applicable, the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) the currency or currency units in which the offering price, if any, and the exercise price are payable; (12) if applicable, a discussion of material United States Federal income tax considerations; (13) the antidilution provisions of such Debt Warrants, if any; (14) the redemption or call provisions, if any, applicable to such Debt Warrants; and (15) any additional terms of the Debt Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Debt Warrants.

Stock Warrants

     The Prospectus Supplement relating to any particular issue of Warrants for the purchase of Common Stock or Preferred Stock will describe the terms of such Warrants, including the following: (1) the title of such Warrants; (2) the offering price for such Warrants, if any; (3) the aggregate number of such Warrants; (4) the designation and terms of any Preferred Stock purchasable upon exercise of such Warrants; (5) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (6) if applicable, the date from and after which such Warrants and any Securities issued therewith will be separately transferable; (7) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Warrant and the price at which such shares may be purchased upon exercise (which price may be payable in cash, securities, or other property); (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) if applicable, the minimum or maximum amount of such Warrants that may be exercised at any one time; (10) the currency or currency units in which the offering price, if any, and the exercise price are payable; (11) if applicable, a discussion of material United States Federal income tax considerations; (12) the antidilution provisions of such Warrants, if any; (13) the redemption or call provisions, if any, applicable to such Warrants; and (14) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Offered Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the Offered Securities may be sold by the Company to other purchasers directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in an applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Offered Securities in exchange for one or more of its outstanding issues of debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as shall be set forth in an applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     If so indicated in an applicable Prospectus Supplement, the Company may authorize agents, underwriters or dealers acting as the Company's agents to solicit offers from certain institutional investors to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on a future date or dates specified therein. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate amount of the particular Offered Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when offered, include commercial and savings banks, insurance companies, pension funds, investment banks, educational and charitable institutions and such other institutions as may be approved by the Company. Each Contract will be subject to the approval of the Company. Contracts will not be subject to any conditions except (1) purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject and (2) if the Offered Securities are being sold to underwriters, the Company shall have sold to underwriters the total amount of the Offered Securities less the amount covered by Contracts. Agents or underwriters will have no responsibility in respect of the delivery or performance of Contracts.

                                 LEGAL MATTERS

     Unless otherwise indicated in an accompanying Prospectus Supplement, certain legal matters in connection with the Offered Securities will be passed upon for the Company by Harold S. Barron, Esq., Senior Vice President, General Counsel and Secretary of the Company, and for any agents or underwriters by Simpson Thacher & Bartlett. As of March 31, 1998, Mr. Barron owned 70,295 shares (including 66,695 restricted shares and restricted share units) of Common Stock and held options to purchase 229,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated by reference or appearing in the Company's Annual Report (Form 10-
K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated therein and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP (to the extent covered by consents filed with the Commission) given upon the authority of such firm as experts in accounting and auditing.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the prospectus included herein. You must not rely on any unauthorized information or representations. This prospectus supplement is not an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement or the prospectus included herein is current only as of their respective dates.

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                               TABLE OF CONTENTS

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                                                                            Page
                                                                            ----
                             Prospectus Supplement
Special Note on Forward-Looking Statements.................................  S-1
Unisys.....................................................................  S-1
Risk Factors...............................................................  S-2
Use of Proceeds............................................................  S-3
Recent Developments........................................................  S-3
Capitalization.............................................................  S-4
Ratio of Earnings to Fixed Charges.........................................  S-4
Description of Notes.......................................................  S-5
Certain United States Federal Income Tax Consequences......................  S-7
Underwriting............................................................... S-11
Legal Matters.............................................................. S-12
Where You Can Find More Information........................................ S-12

                                   Prospectus
Available Information......................................................    2
Information Incorporated by Reference......................................    2
The Company................................................................    3
Risk Factors...............................................................    3
Use of Proceeds............................................................    5
Ratios of Earnings.........................................................    5
Description of the Debt Securities.........................................    6
Description of Capital Stock...............................................   14
Description of the Warrants................................................   21
Plan of Distribution.......................................................   22
Legal Matters..............................................................   23
Experts....................................................................   23

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                                 $150,000,000

                              Unisys Corporation

                         7 1/4% Senior Notes due 2005

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                             PROSPECTUS SUPPLEMENT

                               December 14, 2001

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                             Salomon Smith Barney

                        Banc of America Securities LLC

                           BNY Capital Markets, Inc.

                           Deutsche Banc Alex. Brown

                            Fleet Securities, Inc.

                                     HSBC

                           PNC Capital Markets, Inc.

                          The Royal Bank of Scotland

                              Wachovia Securities


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